Exhibit 4.2

NOTICE OF EXERCISE

June 25, 2008

NOTICE IS HEREBY GIVEN that, in accordance with the Subscription Schedule set forth in the Subscription Agreement dated February 25, 2008, by and between Advance Display Technologies, Inc. (“ADTI”) and Lawrence F. DeGeorge, ADTI hereby exercises its right to require the additional purchase by Mr. DeGeorge of 9,091 shares of ADTI’s Series G Preferred Stock at a price of $110 per share, for a total purchase price of $1,000,010.  Under the Subscription Agreement, such purchase is to occur within ten (10) days of the date of this Notice.

Advance Display Technologies, Inc.
7334 South Alton Way, Suite F
Centennial CO 80112
(303) 267-0111

By:    /s/ Matthew W. Shankle
Matthew W. Shankle, President